Sienna Biopharmaceuticals, Inc.

30699 Russell Ranch Road, Suite 140

Westlake Village, California 91362

August 10, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:     Irene Paik

Re:	Sienna Biopharmaceuticals, Inc.
Registration Statement on Form S-3 (Registration No. 333-226595)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Sienna Biopharmaceuticals, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on August 14, 2018, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

Sienna Biopharmaceuticals, Inc.

By:	/s/ John W. Smither
John W. Smither
Chief Financial Officer